WOODSIDE
AUSTRALIAN ENERGY

03 JAN 24 AM 7:21

14 January 2003

03003458

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document/s which has/have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to USA Gulf of Mexico, Atwater Valley 573 (OCS G-08034 #1) (Neptune-4), lodged with the Australian Stock Exchange on 14 January 2003;
- Stock Exchange Release in relation to WA-296-P (Whitetail-1), lodged with the Australian Stock Exchange on 14 January 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Administration Officer

dlw 2/3

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000

14 January 2003

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

USA Gulf of Mexico, Atwater Valley 573 (OCS G-08034 #1)
Neptune-4

Woodside Petroleum Ltd. reports that the Neptune No. 4 field appraisal well, offshore USA was temporarily plugged and abandoned on 10 January 2003 having failed to encounter hydrocarbons in the objective interval. Further drilling will be required in the future in order to fully evaluate the northern flank of the field.

Woodside Energy (USA) Inc. holds 20% equity in the Neptune field.

KAREN LANGE
Company Secretary

82-2280

14 January 2003

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-296-P
Whitetail-1

Woodside Petroleum Ltd., Operator of the WA-296-P Joint Venture, reports that the Whitetail-1 exploration well located in the offshore Beagle Sub-basin was plugged and abandoned as planned and the rig released on 13 January 2003.

Woodside's interest in WA-296-P is 14.33%. Other participants are BHP Billiton (North West Shelf) Pty. Ltd. (16.67%), BP Exploration (Alpha) Limited (19.00%), ChevronTexaco Australia Pty. Ltd. (16.667%), Japan Australia LNG (MIMI) Pty. Ltd. (16.67%) and Shell Development (Australia) Proprietary Limited (16.67%).

KAREN LANGE
Company Secretary